April 1, 2016

Via EDGAR

Ms. Melissa Raminpour
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:    HEICO Corporation
Form 10-K for the year ended October 31, 2015
Filed December 17, 2015
Form 8-K furnished February 25, 2016
File Number 001-04604

Dear Ms. Raminpour:

This letter responds to the comments on the Form 10-K for the year ended October 31, 2015 of HEICO Corporation (the “Company”) and the Company’s Form 8-K furnished on February 25, 2016 (the “Form 8-K”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter to me dated March 22, 2016.  We have repeated your comments below in bold and have included our responses following each comment.

Form 10-K for the year ended October 31, 2015

Note 14. Operating Segments, page 99

1.
It appears from your disclosure in Note 14 that both the FSG and ETG segments manufacture and sell various types of products including engine and aircraft component replacement parts, specialty parts for aerospace and industrial OEMs, military aircraft parts, repairs and overhaul services, and various electronic, microwave and electro-optical equipment and components. Please revise to disclose revenues from your external customers for each product and service or each group of similar products and services in accordance with the guidance in ASC 280-10-50-40.

Company Response to Comment #1

In response to the Staff’s comment, the Company will provide the requested information in its future filings. Please see below for the type of disclosure that will be provided in the Company’s future filings to address the requirements of ASC 280-10-50-40.

The following table summarizes the Company’s net sales to external customers by product lines included in each operating segment for the last three fiscal years ended October 31 (in thousands):

	2015	2014	2013
FSG
Aftermarket replacement parts (1)	$356,070	$327,416	$301,592
Repair and overhaul parts and services (2)	258,952	253,717	220,940
Specialty products (3)	194,678	181,668	142,616
Total net sales	$809,700	$762,801	$665,148

ETG
Electronic component parts for defense,
space and aerospace equipment (4)	$255,095	$243,130	$216,862
Electronic component parts for equipment
in various other industries (5)	135,887	136,274	133,171
Total net sales	$390,982	$379,404	$350,033

Other, primarily corporate and intersegment	($12,034)	($9,894)	($6,424)

Total consolidated net sales	$1,188,648	$1,132,311	$1,008,757

(1)	Includes various jet engine and aircraft component replacement parts.

(2)
Includes primarily the sale of parts consumed in various repair and overhaul services on selected jet engine and aircraft components, avionics, instruments, composites and flight surfaces of commercial and military aircraft.

(3)
Includes primarily the sale of specialty components to OEMs such as thermal insulation blankets, renewable /reusable insulation systems, advanced niche components, complex composite assemblies, and expanded foil mesh.

(4)
Includes various component parts such as electro-optical infrared simulation and test equipment, electro-optical laser products, electro-optical, microwave and other power equipment, high-speed interface products, power conversion products, underwater locator beacons, traveling wave tube amplifiers, microwave power modules, three-dimensional microelectronic and stacked memory products, RF and microwave amplifiers, transmitters and receivers, and high performance communications and electronic intercept receivers and tuners.

(5)
Includes various component parts such as electromagnetic and radio interference shielding, high voltage interconnection devices, high voltage advanced power electronics, harsh environment connectivity products, and custom molded cable assemblies.

Form 8-K furnished February 25, 2016

2.
We note that in the first section of your press release furnished on Form 8-K, you disclose adjusted net income and adjusted operating income, both non-GAAP measures, without the disclosure of the most comparable GAAP measure. Please note that under Item 10(e)(1)(i)(A) when a non-GAAP financial measure is presented, the most directly comparable financial measure calculated in accordance with GAAP must be disclosed with equal or greater prominence. Please revise accordingly. See also Instruction 2 to Item 2.02 of Form 8-K.

Company Response to Comment #2

In response to the Staff’s comment, the Company will provide the requested information in its future filings. Please see the following type of enhanced disclosure that will be provided in future filings, to the extent that the Company provides non-GAAP information in the future, to address the requirements of Item 10(e)(1)(i)(A) of Regulation S-K. The previous disclosure from the Form 8-K is repeated below with the enhanced disclosure underscored.

HEICO Corporation Reports 20% Growth in Adjusted Net Income (13% on a GAAP Basis) and Adjusted Diluted Earnings per Share of 49 Cents for the First Quarter of Fiscal 2016 (46 Cents on a GAAP Basis); Full Year Fiscal 2016 Net Sales and Net Income Growth Estimates Raised

1st Quarter Adjusted Net Income up 20% (13% on a GAAP Basis) on Net Sales Increase of 14% and Adjusted Operating Income Increase of 20% (13% on a GAAP Basis)

HOLLYWOOD, Fla. and MIAMI, Feb. 25, 2016 (GLOBE NEWSWIRE) -- HEICO CORPORATION (NYSE:HEI.A) (NYSE:HEI) today reported that adjusted net income increased 20% to $33.2 million ($31.3 million on a GAAP basis), or 49 cents per diluted share (46 cents on a GAAP basis), in the first quarter of fiscal 2016, up from $27.6 million, or 41 cents per diluted share, in the first quarter of fiscal 2015.

Adjusted operating income increased 20% (13% on a GAAP basis) to $55.8 million ($52.6 million on a GAAP basis) in the first quarter of fiscal 2016, up from $46.4 million in the first quarter of fiscal 2015.  The Company's adjusted operating margin increased to 18.2% (17.2% on a GAAP basis) in the first quarter of fiscal 2016, up from 17.3% in the first quarter of fiscal 2015.

The adjusted results above exclude the impact of $3.2 million of pre-tax acquisition costs which the Company incurred in connection with a fiscal 2016 acquisition.  These are one-time nonrecurring costs. There were no adjustments to the prior period results. A reconciliation between GAAP and Non-GAAP financial measures is provided at the end of this press release.

Net sales increased by 14% to $306.2 million in the first quarter of fiscal 2016, up from $268.2 million in the first quarter of fiscal 2015.

The undersigned on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on the material provided, please contact me.

Sincerely,

/s/ CARLOS L. MACAU, JR.
Carlos L. Macau, Jr.
Executive Vice President – Chief
Financial Officer and Treasurer

cc:    United States Securities and Exchange Commission
Kristin Shifflett

United States Securities and Exchange Commission
Claire Erlanger

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